UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment to Schedule 13G on

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Art’s-Way Manufacturing Co., Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
043168103
(CUSIP Number)
Joseph R. Dancy 1007 Beaver Creek Duncanville, Texas 75137 (972) 780-1805
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 043168103	13D	Page 2 of 10 Pages

1	names of reporting persons Joseph R. Dancy
2	check the appropriate box if a member of a group (see instructions) **Joint Filing	(a) [ ] (b) [ ]
3	sec use only
4	source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) Not applicable
6	citizenship or place of organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 93,000 (1)
	8	shared voting power 168,800
	9	sole dispositive power 93,000 (1)
	10	shared dispositive power 168,800
11	aggregate amount beneficially owned by each reporting person 261,800 (1)
12
check if the aggregate amount in row (11) excludes certain shares (see instructions)

Reporting person expressly disclaims beneficial ownership of 135,681 shares of the 261,800 aggregate amount reported in Row 11, except to the extent of his pecuniary interests therein.
[X]
13	percent of class represented by amount in row (11) 6.5% (2)
14	type of reporting person (see instructions) IN

(1) Includes options held by Joseph Dancy that are exercisable within 60 days to acquire 2,000 shares of common stock.

(2) The percentage is based upon 4,035,052 shares of common stock outstanding as of December 31, 2012, and 2,000 shares of common stock that may be acquired by Joseph Dancy upon the exercise of options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 043168103	13D	Page 3 of 10 Pages

1	names of reporting persons Victoria A. Dancy
2	check the appropriate box if a member of a group (see instructions) **Joint Filing	(a) [ ] (b) [ ]
3	sec use only
4	source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) Not applicable
6	citizenship or place of organization U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 53,000
	8	shared voting power 208,800 (1)
	9	sole dispositive power 53,000
	10	shared dispositive power 208,800 (1)
11	aggregate amount beneficially owned by each reporting person 261,800 (1)
12
check if the aggregate amount in row (11) excludes certain shares (see instructions)

Reporting person expressly disclaims beneficial ownership of 175,681 shares of the 261,800 aggregate amount reported in Row 11, except to the extent of her pecuniary interests therein.
[ X]
13	percent of class represented by amount in row (11) 6.5% (2)
14	type of reporting person (see instructions) IN

(1) Includes options held by Joseph Dancy that are exercisable within 60 days to acquire 2,000 shares of common stock.

(2) The percentage is based upon 4,035,052 shares of common stock outstanding as of December 31, 2012, and 2,000 shares of common stock that may be acquired by Joseph Dancy upon the exercise of options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 043168103	13D	Page 4 of 10 Pages

1	names of reporting persons LSGI Technology Venture Fund L.P. 75-2825353
2	check the appropriate box if a member of a group (see instructions) **Joint Filing	(a) [ ] (b) [ ]
3	sec use only
4	source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) Not applicable
6	citizenship or place of organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 0
	8	shared voting power 115,800
	9	sole dispositive power 0
	10	shared dispositive power 115,800
11	aggregate amount beneficially owned by each reporting person 115,800
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)	[ ]
13	percent of class represented by amount in row (11) 2.9% (1)
14	type of reporting person (see instructions) PN

(1) The percentage is based upon 4,035,052 shares of common stock outstanding as of December 31, 2012.

CUSIP No. 043168103	13D	Page 5 of 10 Pages

1	names of reporting persons LSGI Advisors Inc. 75-2805972
2	check the appropriate box if a member of a group (see instructions) **Joint Filing	(a) [ ] (b) [ ]
3	sec use only
4	source of funds (see instructions) WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) Not applicable
6	citizenship or place of organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power 115,800 (1)
	8	shared voting power 0
	9	sole dispositive power 115,800 (1)
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 115,800 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)	[ ]
13	percent of class represented by amount in row (11) 2.9% (2)
14	type of reporting person (see instructions) CO

(1) Includes 115,800 shares owned by LSGI Technology Venture Fund L.P., a limited partnership of which LSGI Advisors Inc. is the general partner.

(2) The percentage is based upon 4,035,052 shares of common stock outstanding as of December 31, 2012.

Explanatory Note:

This Schedule 13D is filed as an amendment to the Schedule 13G filed with the Securities Exchange Commission by the Reporting Persons (as defined below) on July 6, 2009, as amended on February 11, 2010, January 24, 2011, and January 17, 2012 (collectively, the “Schedule 13G”). The Reporting Persons are amending the Schedule 13G on Schedule 13D to reflect that, as of April 26, 2012, the Reporting Persons are no longer relying on Rule 13d-1(c) to file the Schedule 13G due to Joseph R. Dancy’s election to the Board of Directors of the Company (as defined below), on April 26, 2012.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Art’s-Way Manufacturing Co., Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive office is 5556 Highway 9, Armstrong, Iowa 50514-0288.

Item 2.	Identity and Background.

This statement is being jointly filed by the following persons (the “Reporting Persons”):

(i)
Joseph R. Dancy, an individual citizen of the United States of America, with respect to the common stock directly owned by him individually and by the Joseph R. Dancy IRA; with respect to options held by Joseph Dancy that are exercisable within 60 days to acquire 2,000 shares of common stock; with respect to the common stock directly owned by Mr. Dancy’s spouse, Victoria A. Dancy, individually; and with respect to common stock directly owned by LSGI Technology Venture Fund, L.P., a Texas limited partnership (“LSGI Fund”), of which LSGI Advisors Inc. is the general partner and of which Mr. Dancy, Victoria A. Dancy, the Joseph R. Dancy Irrevocable Trust (for the benefit of Joseph R. Dancy), the Victoria A. Dancy Irrevocable Trust (for the benefit of Victoria A. Dancy), Mr. and Mrs. Dancy’s two children, and LSGI Advisors Inc. are limited partners.  LSGI Advisors Inc. (“LSGI Advisors”) is a Texas corporation of which Mr. Dancy is the sole owner and officer.

(ii)
Victoria A. Dancy, an individual citizen of the United States of America, with respect to common stock directly owned by her individually; with respect to common stock directly owned by Mrs. Dancy’s spouse, Joseph R. Dancy, individually and by the Joseph R. Dancy IRA; with respect to options held by Joseph Dancy that are exercisable within 60 days to acquire 2,000 shares of common stock; and with respect to common stock directly owned by LSGI Fund.

(iii)	LSGI Fund, a Texas limited partnership, with respect to the common stock owned directly by it.

(iv)	LSGI Advisors, a Texas corporation, with respect to the common stock directly owned by LSGI Fund.

LSGI Fund and LSGI Advisors are primarily investment companies and LSGI Advisors serves as the general partner of LSGI Fund. Mr. Dancy’s current occupation is as an adjunct professor at Southern Methodist University Dedman School of Law, located at 3315 Daniel Avenue, Dallas, Texas. Mr. Dancy is also the sole owner and President of LSGI Advisors, and a member of the Board of Directors of the Company. Mrs. Dancy is currently employed as an Attorney with the Federal Deposit Insurance Corporation located at 1601 Bryan Street, Dallas, Texas.

The business address of the Reporting Persons is 1007 Beaver Creek, Duncanville, Texas 75137.

During the last five years, none of  the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Persons during the period covered by this Schedule 13D, as listed in Item 5 below, was acquired by the Reporting Persons: (1) in open market purchases using working capital of LSGI Fund for a total of approximately $22,338.70; or (2) as options to purchase Common Stock granted to Mr. Dancy on April 26, 2012 in connection with Mr. Dancy’s election to and service on the Board of Directors of the Company.

Item 4.	Purpose of Transaction.

The shares of the Company’s Common Stock were acquired by the Reporting Persons for investment purposes. Mr. Dancy is a member of the Board of Directors of the Company. In his capacity as a director of the Company, Mr. Dancy may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options currently held or subsequently acquired by them, depending on their evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments.  Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below.  For Mr. Dancy, the percentage set forth below is based upon 4,035,052 shares of Common Stock outstanding as of December 31, 2012 and 2,000 shares of Common Stock that may be acquired by Mr. Dancy upon the exercise of options exercisable within 60 days.  For Mrs. Dancy, the percentage set forth below is based upon 4,035,052 shares of Common Stock outstanding as of December 31, 2012 and 2,000 shares of Common Stock that may be acquired by Mr. Dancy upon the exercise of options exercisable within 60 days. For LSGI Fund and LSGI Advisors, the percentage set forth below is based upon 4,035,052 shares of Common Stock outstanding as of December 31, 2012.

Mr. Dancy:
Shares of Common Stock	Percentage of Outstanding Common Stock
261,800	6.5%

Mrs. Dancy:
Shares of Common Stock	Percentage of Outstanding Common Stock
261,800	6.5%

LSGI Fund:
Shares of Common Stock	Percentage of Outstanding Common Stock
115,800	2.9%

LSGI Advisors:
Shares of Common Stock	Percentage of Outstanding Common Stock
115,800	2.9%

(b)           The information set forth in items 7 through 11 of the cover pages (pages 2-5) hereto is incorporated herein by reference.

(c)           From sixty days prior to April 26, 2012 until the date of filing hereof, the following transactions occurred:

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares			Aggregate Purchase Price of Security
2/29/2012	LSGI Technology Venture Fund L.P.	Open Market Purchase	Common Stock	800			$6103.95
04/24/2012	LSGI Technology Venture Fund L.P.	Open Market Purchase	Common Stock	400			$2593.60
04/24/2012	LSGI Technology Venture Fund L.P.	Open Market Purchase	Common Stock	2,100			$13641.15
12/13/2012	Joseph R. Dancy	UTMA Title Transfer to Daughter	Common Stock	1,400			$0

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Underlying Shares	Date Exercisable	Exercise Price Per Share	Aggregate Purchase Price of Security
4/26/2012	Joseph R. Dancy	Award	Options to Purchase Common Stock	2,000	4/26/2012	$6.75	$0

(d)           Not applicable

(e)           Not applicable

Item 6.                Contracts, Arrangements, Understandings or Relationships With Respect toSecurities of the Issuer.

Other than director compensation arrangements between Mr. Dancy and the Company, as disclosed by the Company in its most recent Proxy Statement filed with the Securities and Exchange Commission on March 26, 2012, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company, other than the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D included as Exhibit 1 to this Schedule 13D.

Item 7.                Material to be Filed as Exhibits.

                           Exhibit 1          Joint Filing Agreement of the Reporting Persons, dated January 22, 2013

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2013

Joseph R. Dancy

/s/ Joseph R. Dancy
Signature

Victoria A. Dancy

/s/ Victoria A. Dancy
Signature

LSGI TECHNOLOGY VENTURE FUND, L.P.

BY:	LSGI Advisors Inc., its General Partner

	BY:	/s/ Joseph R. Dancy
Joseph R. Dancy, President

LSGI ADVISORS INC.

	BY:	/s/ Joseph R. Dancy
Joseph R. Dancy, President